FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – SEPTEMBER 8, 2009

BAYTEX ENERGY TRUST TO PRESENT AT THE PETERS & CO. 2009 NORTH AMERICAN OIL & GAS CONFERENCE

CALGARY, ALBERTA (September 8, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will present at the Peters & Co. 2009 North American Oil & Gas Conference on Tuesday September 15, 2009 at 8:00am EST (6:00am MST). A link to the webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live and archived webcast (audio only) version of the conference can also be accessed via the following URL:

URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2786740

An archived recording of the presentation will be available within 24 hours following the webcast for 90 days.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca